SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2006

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.



6-K Items

     1. Press release re MTS Solutions Enable Educational Institutions to Better Manage Telecom Expenses and Ultimately Save Money dated January 4, 2006.

                                                                          ITEM 1

Press Release                    Source: MTS - Mer Telemanagement Solutions Ltd.

MTS Solutions Enable Educational Institutions to Better Manage Telecom Expenses and Ultimately Save Money

Wednesday January 4, 8:30 am ET

- Nearly One Thousand Educational Institutions Around the World Use MTS Solutions to Check, Control and Manage Telecom Expenses -

RA'ANANA, Israel, and FAIR LAWN, N.J., Jan. 4 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of business support systems for comprehensive telecommunication management and customer care & billing solutions, today announced that its telecom solutions have enabled nearly 1,000 colleges, universities and school districts throughout the world to better analyze telecommunications expenses by accurately identifying billing problems and allowing them to reduce their overall telecom expenses.

The MTS Application Suite instructs educational institution on the ABC's of managing their telecom expenses -- Accounting, Billing and Control. MTS solutions enable these institutions to check and track telecom expenses, while offering lost cost services to their students, faculty and administration.

MTS has sold its Application Suite to colleges and universities such as William Patterson University in New Jersey (USA) and the University of Johannesburg (formerly RAU) in South Africa. At the University of Johannesburg, which consists of 17 campuses/sites, the MTS Application Suite is used to bill students at discounted rates, charge faculty and administration calls to their respective departments, and track and monitor all calls relative to allocated budgets. The success of the University of Johannesburg implementation has convinced most of the other South African universities, such as Vaal University of Technology and Tshwane University of Technology, to follow suit and order the MTS Application Suite.

The Texas Association of School Boards (TASB), which consists of over 1,000 districts throughout the state of Texas, is another example of an educational institution with demonstrated success utilizing the MTS Application Suite. TASB quickly identified a billing error by a major service that enabled it to realize substantial, hard dollar savings within two months of installing the Application Suite.

The New York State Board of Education has used MTS solutions for more than 10 years to check, control and manage telecom expenses across its 400 plus school districts throughout the state, ensuring that expenses are billed to the appropriate district.

Eric Fay, MTS, Vice President, North American Sales and Marketing commented, "Universities and educational authorities have called to thank us for installing the MTS Application Suite. They tell us that they now finally have an easy way to control and manage their telecommunications expenses, and as a result they are realizing a positive ROI."

MTS' Telecommunications Expense Management (TEM) solution features an automated simplified tool for managing, monitoring and routing invoices for payment or correction. Invoice data is transmitted from all sources, including calling cards, purchase orders, mobile lines and landlines, and automatically analyzed relative to real usage, thereby reducing overhead costs caused by invoice discrepancies, disputes and errors. These features provide the means by which a university can realize a timely positive return on investment.

Mr. Fay added, "The flexibility and scalability of our Application Suite enables a multi-campus university to perform an in-depth examination of each college's telecom expenses, and then expand the program to different campuses and sites. Moreover, our web-based portal allows each department within a college or campus to analyze its own respective expenses and charges.

"Many universities have opened branches abroad or are offering continuing education courses, all of which incur additional expenses. The MTS' Application Suite can show these universities the effects of such expenses and alternative approaches, enabling them to identify billing problems and reduce overall telecommunications expenses," concluded Mr. Fay.

MTS' TEM solution is comprised of a number of modules that work in tandem to manage all telecommunications expenses, such as Invoice Management, Bill Verification, Call Accounting, and Workflow Management. The Invoice Management module facilitates full bill reconciliation, verifying charges with actual contracts and assets against their known inventories, and provides tracking for all discovered billing anomalies. Bill Verification automatically validates data from the PBX against the data provided by the service provider to ensure the rates, durations, and costs are all within the company's tolerable levels. Workflow and procedure controls are maximized when MTS' customizable process engine is utilized to define all corporate defined process steps, rules and data flow, as well as monitor and adjust them according to their individual business policies. Application Suite's modular infrastructure allows for the suite to be purchased on a modular basis and expanded as the organization grows or desires additional features.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a global provider of business support systems for comprehensive telecommunication management and customer care & billing solutions. MTS' business support system is a full-featured customized solution for telecommunications management, Interconnect and customer care & billing. Its telecommunications expense management solution is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology operations, and to significantly reduce associated costs. Its service providers and carriers solutions are used to support sophisticated billing, web-based self-provisioning, partners management and interconnect billing.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

    Contacts:

    Company:                                 Investor Relations:
    Shlomi Hagai                             Kathy Price
    Corporate COO & CFO                      Managing Director
    MTS - MER Telemanagement Solutions       The Global Consulting Group
    Tel: +972-9762-1733                      Tel: +1 646-284-9430
    Email: Shlomi.Hagai@mtsint.com           Email: kprice@hfgcg.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date:  January 4, 2006